                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                    FORM 11-K




               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___________to __________

                         Commission file number 0-13818


                 POPULAR FINANCE, INC. RETIREMENT & SAVINGS PLAN

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)





                                  POPULAR, INC.

                             209 MUNOZ RIVERA AVENUE
                           HATO REY, PUERTO RICO 00918


             (Name of issuer of the securities held pursuant to the
               plan and the address of principal executive office)

POPULAR FINANCE, INC. RETIREMENT AND SAVINGS PLAN
(FORMERLY POPULAR CONSUMER SERVICES, INC. RETIREMENT AND SAVINGS PLAN) FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1999 AND 1998



                                                                                                      PAGE

Financial Statements:

Report of Independent Accountants.................................................................       1

Statements of Assets Available for
 Benefits as of December 31, 1999 and 1998........................................................       2

Statement of Changes in Assets
 Available for Benefits for the year ended December 31, 1999......................................       3

Notes to Financial Statements.....................................................................     4-9

Supplemental Schedule:*

Exhibit I - Schedule of Assets Held
 for Investment Purposes as of December 31, 1999..................................................      10

Signature.........................................................................................      11

Consent of Independent Accountants................................................................      12



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(PricewaterhouseCoopers Logo)

                                                     PricewaterhouseCoopers LLP
                                                                P.O. Box 363566
                                                        San Juan, PR 00936-3566
                                                       Telephone (787) 754-9090

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of Popular Finance, Inc. Retirement and Savings Plan.

In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of the Popular Finance, Inc. Retirement and Savings Plan (the "Plan") (formerly Popular Consumer Services, Inc. Retirement and Savings Plan) at December 31, 1999 and 1998, and the changes in assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

June 5, 2000

Certified Public Accountants
(of Puerto Rico)
License No. 216 Expires Dec. 1, 2001
Stamp 1644755 of the P.R. Society
of Certified Public Accountants
has been affixed to the file copy
of this report.

POPULAR FINANCE, INC. RETIREMENT AND SAVINGS PLAN
(FORMERLY POPULAR CONSUMER SERVICES, INC. RETIREMENT AND SAVINGS PLAN) STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998



                                                   1999                1998
                                                ----------          ----------
Assets:
    Investments, at fair value                  $1,565,797          $1,209,050
                                                ----------          ----------
    Receivables:
      Contribution receivable                       17,434              15,728
      Profit sharing receivable                    186,749             171,884
      Dividend and interest receivable              64,285              46,927
                                                ----------          ----------

                                                   268,468             234,539
                                                ----------          ----------

    Cash and cash equivalents                       10,644               6,556
                                                ----------          ----------

    Assets available for benefits               $1,844,909          $1,450,145
                                                ==========          ==========

   The accompanying notes are an integral part of these financial statements.

POPULAR FINANCE, INC. RETIREMENT AND SAVINGS PLAN
(FORMERLY POPULAR CONSUMER SERVICES, INC. RETIREMENT AND SAVINGS PLAN) STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1999


Additions to net assets:
    Investment income
      Net depreciation in fair value of investments                    $   (46,185)
      Interest                                                               8,664
      Dividends                                                             80,170
                                                                       -----------

      Total investment income                                               42,649
                                                                       -----------

    Contributions:
      Employer                                                             247,055
      Participants                                                         151,707
                                                                       -----------

      Total contributions                                                  398,762
                                                                       -----------

      Total additions                                                      441,411
                                                                       -----------

    Deductions from assets -
      Benefits paid to participants                                         46,647
                                                                       -----------

      Net increase                                                         394,764

Assets available for benefits:
  Beginning of year                                                      1,450,145
                                                                       -----------

  End of year                                                          $ 1,844,909
                                                                       ===========

   The accompanying notes are an integral part of these financial statements.

POPULAR FINANCE, INC. RETIREMENT AND SAVINGS PLAN
(FORMERLY POPULAR CONSUMER SERVICES, INC. RETIREMENT AND SAVINGS PLAN) NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

1.       DESCRIPTION OF PLAN

         Effective January 28, 1999 the Popular Consumer Services, Inc. Retirement and Savings Plan changed its name to Popular Finance, Inc. Retirement and Savings Plan (the "Plan"). The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is a defined contribution plan which became effective on January 1, 1995. The Plan covers substantially all employees of Popular Finance, Inc. (the "Company") (a subsidiary of Popular, Inc.) who have one year of service (work at least 1,000 hours), are age eighteen or older, and are residents of the Commonwealth of Puerto Rico. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         Contributions

         Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 10% of their monthly compensation before overtime, commissions, Christmas bonuses and car allowance. At no time may the Plan participant contributions exceed the lesser of 10% of the participant's compensation, as defined, or $8,000. With the approval of the Plan Administrator, participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company matches participant's savings contributions at the rate of 50 cents for each dollar of a participant's pre-tax contribution, up to a maximum of 5% of participant's compensation. Additionally, the Company may make additional distributions out of its net profits in such amounts as the Company may determine, if any.

         Participant Accounts

         Each participant account is credited with the participant's contribution and allocations of (a) the Company's matching and profit sharing contribution, (b) plan earnings, and (c) forfeitures of terminated participants nonvested accounts with at least five periods of consecutive breaks in service. For purposes of the above, a break in service with respect to an employee, means an eligibility computation period (one year) during which such employee does not complete more than 500 hours of services. During the break in service period, if the terminated participant is re-employed by the Company, the current value of such forfeited amounts shall be restored to the participant's account. As of December 31, 1998, no forfeitures have occurred since the Plan is less than five years old. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The change in value of the Plan is posted to the participants accounts on a monthly basis.

POPULAR FINANCE, INC. RETIREMENT AND SAVINGS PLAN
(FORMERLY POPULAR CONSUMER SERVICES, INC. RETIREMENT AND SAVINGS PLAN) NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         Vesting

         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contributions portion of their accounts plus actual earnings thereon is based on years of service. The contributions vest in accordance with the following vesting schedule:


                         YEARS OF SERVICE                VESTING %

                           Less than 1                        0
                            At least 1                       20
                            At least 2                       40
                            At least 3                       60
                            At least 4                       80
                            At least 5                      100

         Investment Options

         Upon enrollment in the Plan, a participant may elect to have his/her contributions invested in one or more of the following investment funds:


                        FUND                                                 DESCRIPTION

         Dreyfus Emerging Leaders Fund             An open-end fund whose investment objective seeks capital
                                                   growth. The Fund seeks to achieve its objective by investing at least 65% of the value of its total assets in equity
                                                   securities of domestic and foreign issuers.

         Vanguard-Windsor II Fund                  An open-end, growth and income fund. The investment objective of the Fund is to provide long-term growth of capital and
                                                   income. A secondary objective is to provide current income.
                                                   The Fund follows a flexible investment strategy, emphasizing income-producing equities which are believed to be under
                                                   valued by the market at the time of purchase.

         Vanguard Total Bond Market Index          An open-end mutual fund whose investment objective seeks a
          Fund                                     high level of interest income. The Fund pursues its
                                                   objective by investing in fixed-income securities with
                                                   prescribed maturity and credit quality standards.

         Fidelity Advisors Equity Growth           The fund invests primarily in the common and preferred stock,
          Institutional Fund                       and securities convertible into common stock of companies with above average earnings or sales growth. Emphasis is placed on smaller less well-known companies.

         Bankers Trust International Equity        An open-end, no-load fund whose investment objective seeks
          Fund                                     long-term capital appreciation. The Fund seeks to achieve
                                                   its objective by investing in foreign equity securities or other securities with equity characteristics. The fund changed its name to Deutsche International Equity Fund effective
                                                   January 31, 2000

         Popular, Inc. Common Stock                Investment in Popular, Inc.'s common stock. Popular, Inc. is the Company's ultimate parent.

POPULAR FINANCE, INC. RETIREMENT AND SAVINGS PLAN
(FORMERLY POPULAR CONSUMER SERVICES, INC. RETIREMENT AND SAVINGS PLAN) NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         Participants may change their investment options quarterly.

         Payments of Benefits

         Plan participants are permitted to make withdrawals from the Plan subject to provisions in the Plan agreement and only from after-tax contributions. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal only from his or her contributions. On termination of service due to disability, retirement or other reasons, a participant may elect to receive either a lump sum amount equal to the value of the vested interest in his or her account or installment payments. In the case of a participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

         Effective June 1, 1997, an amendment was made to the Puerto Rico Internal Revenue Code Section 1165 (b) which requires that a 20% tax be withheld from termination payments in excess of after-tax participant contributions.

         Plan Expenses and Administration

         The Company is responsible for the general administration of the Plan and for carrying out the provisions thereof.

         Company contributions are held and managed by a trustee appointed by the Board of Directors of the Company, which invests cash received, interest and dividend income and makes distributions to participants. Banco Popular de Puerto Rico is the trustee and recordkeeper of the Plan. Banco Santander de Puerto Rico is the trustee for the investment in Popular, Inc. stock. All expenses of the Plan are borne by the Company.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The financial statements of the Plan are prepared under the accrual method of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Investments Valuation and Income Recognition

         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent their net asset value at the reporting date. Popular, Inc.'s common stock is valued at its quoted market price. The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its

POPULAR FINANCE, INC. RETIREMENT AND SAVINGS PLAN
(FORMERLY POPULAR CONSUMER SERVICES, INC. RETIREMENT AND SAVINGS PLAN) NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

         Purchases and sales of securities are recorded on the trade-date basis. Dividends and interest earned are recorded on the accrual basis and credited to each participant's account, as appropriate, based on proportional shares held at the date of record.

         Contributions

         Employee and Company matching contributions are recorded in the plan year period in which the Company makes the payroll deductions from the participants earnings.

         Transfer of Assets to Another Plans

         Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of the Treasury or by the Internal Revenue Service (the "IRS").

         Payment of Benefits

         Benefits are recorded when paid.

         Other

         Certain amounts reflected in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.       INVESTMENTS

         The following table presents the Plan's investments that represent five percent or more of the Plan's assets at December 31:


                                                                                 DECEMBER 31,
                                                                       1999                        1998
                                                                # OF                        # OF
                                                               SHARES          VALUE       SHARES          VALUE

         Mutual Funds
            Fidelity Advisors Equity Growth Institutional     6,513.988     $  475,651    3,616.611     $  209,908
            Vanguard Windsor II                               9,147.613     $  228,416    6,837.086     $  204,087
            Vanguard Total Bond Market Index                 11,403.736     $  109,020           --     $       --
            Dreyfus Emerging Leaders                          2,728.359     $  100,213           --     $       --
            Banker's Trust International Equity               3,455.291     $  110,466           --     $       --
            Strong Government Securities                             --     $       --    8,014.988     $   86,241
            Lazard Small Cap Portfolio                               --     $       --    8,429.770     $  146,594
         Common stock - Popular, Inc.                        19,401.915     $  542,031   15,220.633     $  517,502

POPULAR FINANCE, INC. RETIREMENT AND SAVINGS PLAN
(FORMERLY POPULAR CONSUMER SERVICES, INC. RETIREMENT AND SAVINGS PLAN) NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         During 1999, the Plan's investments (including gains and losses on investments bought and sold) appreciated (depreciated) in value as follows:

                 Mutual funds                         $   56,999
                 Common stock                           (103,184)
                                                      ----------

                                                      $  (46,185)
                                                      ==========

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall be fully vested and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

5.       TAX STATUS

         The Puerto Rico Department of Treasury has determined and informed the Company that the Master Plan and the related trust are designed in accordance with the applicable Puerto Rico income tax law and are, therefore, exempt from income taxes. The Plan and the income tax law have been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.       PROFIT SHARING CONTRIBUTION  RECEIVABLE

         The Board of directors of the Company approved an additional contribution of $186,749 and $171,884 from 1999 and 1998 profits, respectively. These amounts are recorded in the accompanying financial statements as a receivable as of December 31, 1999 and 1998, respectively. The amounts were subsequently collected during March 2000 and April 1999, respectively.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500


                                                                                 1999                  1998

         Assets available for benefits:
             Assets available for benefits per the
              financial statements                                           $  1,844,909          $  1,450,145
             Amounts allocated to withdrawing participants                        (13,459)                   --
                                                                             ------------          ------------

         Assets available for benefits per the Form 5500                     $  1,831,450          $  1,450,145
                                                                             ============          ============

         Benefits paid to participants:
             Benefits paid to participants per financial statements          $     46,647          $     77,039
             Amounts allocated to withdrawing participants                         13,459                    --
                                                                             ------------          ------------

         Benefits paid to participants per the Form 5500                     $     60,106          $     77,039
                                                                             ============          ============

POPULAR FINANCE, INC. RETIREMENT AND SAVINGS PLAN
(FORMERLY POPULAR CONSUMER SERVICES, INC. RETIREMENT AND SAVINGS PLAN) NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1999 AND 1998

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date, whereas for financial statement purposes these amounts are not recognized until disbursed.

                                                           SUPPLEMENTAL SCHEDULE
                                                                       EXHIBIT I
POPULAR FINANCE, INC. RETIREMENT AND SAVINGS PLAN
(FORMERLY POPULAR CONSUMER SERVICES, INC. RETIREMENT AND SAVINGS PLAN)
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES FORM 5500, ITEM 27 (A)
DECEMBER 31, 1999



                                                              DESCRIPTION OF                            CURRENT
           IDENTITY OF ISSUE                                    INVESTMENT                               VALUE

Dreyfus Emerging Leaders Fund                         Mutual Fund - 2,728.359 units                   $   100,213

Vanguard Windsor II Fund                              Mutual Fund - 9,147.613 units                       228,416

Vanguard Total Bond Market Index Fund                 Mutual Fund - 11,403.736 units                      109,020

Fidelity Advisors Equity Growth
 Institutional Fund                                   Mutual Fund - 6,513.988 units                       475,651

Banker's Trust International Equity Fund              Mutual Fund - 3,455.295 units                       110,466

Popular, Inc.*                                        Common stock - 19,401.915 shares                    542,031
                                                                                                      -----------

                                                                                                      $ 1,565,797
                                                                                                      ===========


* Party in-interest

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                              POPULAR FINANCE, INC. RETIREMENT
                                                       & SAVINGS PLAN
                                                        (Name of Plan)



                                        By:  /s/ Maria Isabel Burckhart
                                             ----------------------------------
                                               Maria Isabel Burckhart
                                               Authorized Representative


                                        By:  /s/ Jorge A. Junquera
                                             ----------------------------------
                                               Jorge A. Junquera
                                               Authorized Representative
                                               in the United States



Date: June 27, 2000


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